Exhibit 99.1

KOSMOS ENERGY LIMITED

Estimated

Future Reserves and Income

Attributable to Certain Interests

and

Derived Through Certain Production Sharing Contracts

SEC Parameters

As of

December 31, 2024

/s/ Tosin Famurewa	/s/ Amara N. Okafor
Tosin Famurewa, P.E., S.P.E.C.	Amara N. Okafor, P.E.
TBPELS License No. 100569	TBPELS License No. 113166
Executive Vice President / Director	Senior Vice President
[SEAL]                                              [SEAL]
RYDER SCOTT COMPANY, L.P.
RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Kosmos Energy Limited – SEC Parameters
January 27, 2025

TBPELS Firm Registration No. F-1580
RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

    TBPELS REGISTERED ENGINEERING FIRM F-1580
    1100 LOUISIANA SUITE 4600    HOUSTON, TEXAS 77002-5294    TELEPHONE (713) 651-9191

        January 27, 2025

Kosmos Energy Limited
8176 Park Lane, Suite 500
Dallas, Texas 75231

Ladies and Gentlemen:

At your request, Ryder Scott Company, L.P. (Ryder Scott) has prepared an estimate of the proved reserves, future production, and income attributable to certain interests and derived through certain production sharing contracts of Kosmos Energy Limited (Kosmos) as of December 31, 2024. The subject properties are located in Ghana, offshore West Africa, in the West Cape Three Points (WCTP) and Deep Water Tano (DWT) blocks, hereafter referred to as the “Greater Jubilee and TEN Project Areas;” Equatorial Guinea, offshore Central Africa, in the G and F blocks, hereafter referred to as the “Ceiba and Okume Project Areas;” Mauritania and Senegal, offshore Northwest Africa, in the C-8 and St. Louis Offshore Profond blocks, hereafter referred to as the “Greater Tortue Project Area;” and United States of America, federal waters offshore Louisiana and Texas, hereafter referred to as the “Gulf of Mexico Project Area.” The reserves and income data were estimated based on the definitions and disclosure guidelines of the United States Securities and Exchange Commission (SEC) contained in Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register (SEC regulations). Our third-party study, completed on January 9, 2025 and presented herein, was prepared for public disclosure by Kosmos in filings made with the SEC in accordance with the disclosure requirements set forth in the SEC regulations.

The properties evaluated by Ryder Scott in this report represent 100 percent of Kosmos’ total net proved liquid hydrocarbon and gas reserves as of December 31, 2024.

The estimated reserves and future net income amounts presented in this report, as of December 31, 2024, are related to hydrocarbon prices. The hydrocarbon prices used in the preparation of this report are based on the average prices during the 12-month period prior to the “as of date” of this report, determined as the unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements, as required by the SEC regulations. Actual future prices may vary considerably from the prices required by SEC regulations. The recoverable reserves volumes and the income attributable thereto have a direct relationship to the hydrocarbon prices actually received; therefore, volumes of reserves actually
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Kosmos Energy Limited – SEC Parameters
January 27, 2025

recovered and the amounts of income actually received may differ significantly from the estimated quantities presented in this report. At Kosmos’ request, we have included estimated gross (100%) reserves, along with the estimated net reserves and income data. Three kinds of gas are included in the results summary: LNG (Liquefied Natural Gas) from the Greater Tortue Area, used primarily for export; sales gas from Ghana and the Gulf of Mexico, processed for market distribution; and fuel gas, which is consumed onsite to support operational activities in these areas. The results of this study are summarized as follows.

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Kosmos Energy Limited – SEC Parameters
January 27, 2025

SEC PARAMETERS
Estimated Gross Reserves[1] Data
Derived Through Certain Interests of
Kosmos Energy Limited
As of December 31, 2024

	Proved
	Developed
	Producing	Non-Producing	Undeveloped	Total
Gulf of Mexico Project Area
Gross Reserves
Oil/Condensate – Mbbl	63,993	11,966	16,969	92,928
Plant Products – Mbbl	4,455	447	3,738	8,640
Sales Gas[2] – MMcf	44,551	3,671	35,779	84,001
LNG – MMcf	0	0	0	0
Fuel Gas – MMcf	3,483	0	0	3,483

Greater Jubilee and TEN Project Areas
Gross Reserves
Oil/Condensate – Mbbl	117,295	3,613	101,446	222,354
Plant Products – Mbbl	0	0	0	0
Sales Gas[3] – MMcf	146,617	5,637	108,180	260,434
LNG – MMcf	0	0	0	0
Fuel Gas – MMcf	61,530	0	0	61,530

Ceiba and Okume Project Areas
Gross Reserves
Oil/Condensate – Mbbl	42,096	7,157	3,739	52,992
Plant Products – Mbbl	0	0	0	0
Sales Gas – MMcf	0	0	0	0
LNG – MMcf	0	0	0	0
Fuel Gas – MMcf	25,562	0	0	25,562

Greater Tortue Project Area
Gross Reserves
Oil/Condensate – Mbbl	0	0	30,655	30,655
Plant Products – Mbbl	0	0	0	0
Sales Gas – MMcf	0	0	0	0
LNG – MMcf	0	0	2,410,580	2,410,580
Fuel Gas – MMcf	0	0	233,760	233,760

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Kosmos Energy Limited – SEC Parameters
January 27, 2025

	Proved
	Developed
	Producing	Non-Producing	Undeveloped	Total
Total
Gross Reserves
Oil/Condensate – Mbbl	223,384	22,736	152,809	398,929
Plant Products – Mbbl	4,455	447	3,738	8,640
Sales Gas – MMcf	191,168	9,308	143,959	344,435
LNG – MMcf	0	0	2,410,580	2,410,580
Fuel Gas – MMcf	90,575	0	233,760	324,335

1These volumes are 100% gross and do not represent net volumes to Kosmos’ interests. Net reserves and income are shown below.
2Represents gross gas produced at the wellhead, less shrinkage after the extraction of plant products.
3Represents gross gas produced at the wellhead, less consumed fuel gas, injected gas, and gas flared as part of operations.

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Kosmos Energy Limited – SEC Parameters
January 27, 2025

SEC PARAMETERS
Estimated Net Reserves and Income Data
Derived Through Certain Interests of
Kosmos Energy Limited
As of December 31, 2024

	Proved
	Developed
	Producing[1]	Non-Producing	Undeveloped	Total
Gulf of Mexico Project Area
Net Reserves
Oil/Condensate – Mbbl	13,707	2,891	1,988	18,586
Plant Products – Mbbl	826	106	519	1,451
Sales Gas – MMcf	8,474	892	5,217	14,583
LNG – MMcf	0	0	0	0
Fuel Gas – MMcf	1,911	0	0	1,911

Income Data ($M)
Future Gross Revenue	$1,033,732	$210,355	$171,350	$1,415,437
Deductions	494,506	102,169	96,009	692,684
Future Net Income (FNI)	$ 539,226	$108,186	$ 75,341	$ 722,753

Discounted FNI @ 10%	$ 516,354	$ 85,721	$ 52,761	$ 654,836

Greater Jubilee and TEN Project Areas
Net Reserves
Oil/Condensate – Mbbl	38,112	1,325	37,211	76,648
Plant Products – Mbbl	0	0	0	0
Sales Gas – MMcf	54,052	2,078	39,882	96,012
LNG – MMcf	0	0	0	0
Fuel Gas – MMcf	18,533	0	0	18,533

Income Data ($M)
Future Gross Revenue	$3,277,098	$115,683	$3,171,087	$6,563,868
Deductions	970,278	30,038	1,239,940	2,240,256
Future Net Income (FNI)	$2,306,820	$ 85,645	$1,931,147	$4,323,612

Discounted FNI @ 10%	$1,846,810	$ 64,689	$1,289,260	$3,200,759

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Kosmos Energy Limited – SEC Parameters
January 27, 2025

	Proved
	Developed
	Producing[1]	Non-Producing	Undeveloped	Total
Ceiba and Okume Project Areas
Net Reserves
Oil/Condensate – Mbbl	14,416	2,479	1,279	18,174
Plant Products – Mbbl	0	0	0	0
Sales Gas – MMcf	0	0	0	0
LNG – MMcf	0	0	0	0
Fuel Gas – MMcf	10,864	0	0	10,864

Income Data ($M)
Future Gross Revenue	$1,139,147	$195,871	$101,101	$1,436,119
Deductions	975,952	119,446	87,956	1,183,354
Future Net Income (FNI)	$ 163,195	$ 76,425	$ 13,145	$ 252,765

Discounted FNI @ 10%	$ 260,278	$ 74,934	$ 8,049	$ 343,261

Greater Tortue Project Area
Net Reserves
Oil/Condensate – Mbbl	0	0	7,329	7,329
Plant Products – Mbbl	0	0	0	0
Sales Gas – MMcf	0	0	0	0
LNG – MMcf	0	0	576,188	576,188
Fuel Gas – MMcf	0	0	55,773	55,773

Income Data ($M)
Future Gross Revenue	$0	$0	$5,303,059	$5,303,059
Deductions	0	0	4,259,140	4,259,140
Future Net Income (FNI)	$0	$0	$1,043,919	$1,043,919

Discounted FNI @ 10%	$0	$0	$ 228,041	$ 228,041

Total
Net Reserves
Oil/Condensate – Mbbl	66,235	6,695	47,807	120,737
Plant Products – Mbbl	826	106	519	1,451
Sales Gas – MMcf	62,526	2,970	45,099	110,595
LNG – MMcf	0	0	576,188	576,188
Fuel Gas – MMcf	31,308	0	55,773	87,081

Income Data ($M)
Future Gross Revenue	$5,449,977	$521,909	$8,746,597	$14,718,483
Deductions	2,440,736	251,653	5,683,045	8,375,434
RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Kosmos Energy Limited – SEC Parameters
January 27, 2025

Future Net Income (FNI)	$3,009,241	$270,256	$3,063,552	$ 6,343,049

Discounted FNI @ 10%	$2,623,442	$225,344	$1,578,111	$ 4,426,897

1Proved depleted summary consisting of certain P&A liability costs are included with the proved developed producing summary for the Gulf of Mexico Project Area

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Kosmos Energy Limited – SEC Parameters
January 27, 2025

Liquid hydrocarbons are expressed in standard 42 U.S. gallon barrels and shown herein as thousands of barrels (Mbbl). Fuel gas volumes are attributed to those volumes of gas that are consumed for fuel in field operations, while sales gas volumes are reported on an “as sold basis.” Kosmos elected not to report fuel gas for the Gulf of Mexico Project Area with the exception of the Odd Job field where fuel gas for running subsea pumps is now a cost to the Odd Job partners. All gas volumes are expressed in millions of cubic feet (MMcf) at the official temperature and pressure bases of the areas in which the gas reserves are located. In this report, the revenues, deductions, and income data are expressed as thousands of U.S. dollars ($M).

The estimates of the reserves, future production, and income attributable to properties in this report were prepared using the economic software package PHDWin Petroleum Economic Evaluation Software, a copyrighted program of TRC Consultants L.C. and economic models developed in Microsoft EXCEL. These programs were used at the request of Kosmos. Ryder Scott has found these programs to be generally acceptable, but notes that certain summaries and calculations may vary due to rounding and may not exactly match the sum of the properties being summarized. Furthermore, one line economic summaries may vary slightly from the more detailed cash flow projections of the same properties, also due to rounding. The rounding differences are not material.

The deductions incorporate the normal direct costs of operating the wells, recompletion costs, development costs, and certain abandonment costs net of salvage. “Other deductions”, in the Greater Tortue Project Area, consist of joint operating agreement (JOA) overhead cost and training cost. In the Greater Jubilee and TEN Project Areas, abandonment costs (included in the “Development Costs” column of the cash flow projections) are triggered and escrowed several years before the economic limit is reached, and this may result in negative FNI values for certain years prior to abandonment.

There are no production taxes associated with any of the Project Areas. The future net income is before the deductions of U.S. state and federal or foreign income taxes and general administrative overhead, and has not been adjusted for outstanding loans that may exist, nor does it include any adjustment for cash on hand or undistributed income.

    Liquid hydrocarbon reserves account for approximately 65 percent and gas reserves account for the remaining 35 percent of total future gross revenue from proved reserves.

    The discounted future net income shown above was calculated using a discount rate of 10 percent per annum compounded annually. Future net income was discounted at four other discount rates which were also compounded annually. These results are shown in summary form as follows.

Discounted Future Net Income ($M)
As of December 31, 2024
Discount Rate	Total
Percent	Proved

5	$5,201,028
15	$3,862,687
20	$3,430,678
25	$3,088,419

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Kosmos Energy Limited – SEC Parameters
January 27, 2025

The results shown above are presented for your information and should not be construed as our estimate of fair market value.

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Kosmos Energy Limited – SEC Parameters
January 27, 2025

Reserves Included in This Report

The proved reserves included herein conform to the definition as set forth in the Securities and Exchange Commission’s Regulations Part 210.4-10(a). An abridged version of the SEC reserves definitions from 210.4-10(a) entitled “PETROLEUM RESERVES DEFINITIONS” is included as an attachment to this report.

The various reserves status categories are defined in the attachment entitled “PETROLEUM RESERVES STATUS DEFINITIONS AND GUIDELINES” in this report. The proved developed non-producing reserves included herein consist of the shut-in and behind pipe status categories.

No attempt was made to quantify or otherwise account for any accumulated gas production imbalances that may exist.

Reserves are “estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations.” All reserves estimates involve an assessment of the uncertainty relating the likelihood that the actual remaining quantities recovered will be greater or less than the estimated quantities determined as of the date the estimate is made. The uncertainty depends primarily on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal categories, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves, and may be further sub-categorized as probable and possible reserves to denote progressively increasing uncertainty in their recoverability. At Kosmos’ request, this report addresses only the proved reserves attributable to the properties evaluated herein.

Proved oil and gas reserves are “those quantities of oil and gas which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward.” The proved reserves included herein were estimated using deterministic methods. The SEC has defined reasonable certainty for proved reserves, when based on deterministic methods, as a “high degree of confidence that the quantities will be recovered.”

Proved reserves estimates will generally be revised only as additional geologic or engineering data become available or as economic conditions change. For proved reserves, the SEC states that “as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to the estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.” Moreover, estimates of proved reserves may be revised as a result of future operations, effects of regulation by governmental agencies or geopolitical or economic risks. Therefore, the proved reserves included in this report are estimates only and should not be construed as being exact quantities, and if recovered, the revenues therefrom, and the actual costs related thereto, could be more or less than the estimated amounts.

The proved reserves reported herein are limited to the period prior to expiration of current contracts providing the legal rights to produce, or a revenue interest in such production unless evidence indicates that contract renewal is reasonably certain. Furthermore, the subject properties located in Ghana and Equatorial Guinea may be subjected to substantially varying contractual fiscal terms that affect the net revenue to Kosmos for the production of these volumes. The prices and economic return received for these net volumes can vary materially based on the terms of these contracts. Therefore,
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Kosmos Energy Limited – SEC Parameters
January 27, 2025

when applicable, Ryder Scott reviewed the fiscal terms of such contracts and discussed with Kosmos the net economic benefit attributed to such operations for the determination of the net hydrocarbon volumes and income thereof. Ryder Scott has not conducted an exhaustive audit or verification of such contractual information. Neither our review of such contractual information nor our acceptance of Kosmos representations regarding such contractual information should be construed as a legal opinion on this matter.

Ryder Scott did not evaluate the country and geopolitical risks in the countries where Kosmos operates or has interests. Kosmos operations may be subject to various levels of governmental controls and regulations. These controls and regulations may include, but may not be limited to, matters relating to land tenure and leasing, the legal rights to produce hydrocarbons, drilling and production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income tax and are subject to change from time to time. Such changes in governmental regulations and policies may cause volumes of proved reserves actually recovered and amounts of proved income actually received to differ significantly from the estimated quantities.

The estimates of proved reserves presented herein were based upon a detailed study of the properties in which Kosmos owns an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities that may exist nor were any costs included for potential liabilities to restore and clean up damages, if any, caused by past operating practices.

Estimates of Reserves

The estimation of reserves involves two distinct determinations. The first determination results in the estimation of the quantities of recoverable oil and gas and the second determination results in the estimation of the uncertainty associated with those estimated quantities in accordance with the definitions set forth by the Securities and Exchange Commission’s Regulations Part 210.4-10(a). The process of estimating the quantities of recoverable oil and gas reserves relies on the use of certain generally accepted analytical procedures. These analytical procedures fall into three broad categories or methods: (1) performance-based methods; (2) volumetric-based methods; and (3) analogy. These methods may be used individually or in combination by the reserves evaluator in the process of estimating the quantities of reserves. Reserves evaluators must select the method or combination of methods which in their professional judgment is most appropriate given the nature and amount of reliable geoscience and engineering data available at the time of the estimate, the established or anticipated performance characteristics of the reservoir being evaluated, and the stage of development or producing maturity of the property.

In many cases, the analysis of the available geoscience and engineering data and the subsequent interpretation of this data may indicate a range of possible outcomes in an estimate, irrespective of the method selected by the evaluator. When a range in the quantity of reserves is identified, the evaluator must determine the uncertainty associated with the incremental quantities of the reserves. If the reserves quantities are estimated using the deterministic incremental approach, the uncertainty for each discrete incremental quantity of the reserves is addressed by the reserves category assigned by the evaluator. Therefore, it is the categorization of reserves quantities as proved, probable and/or possible that addresses the inherent uncertainty in the estimated quantities reported. For proved reserves, uncertainty is defined by the SEC as reasonable certainty wherein the “quantities actually recovered are much more likely to be achieved than not.” The SEC states that “probable
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Kosmos Energy Limited – SEC Parameters
January 27, 2025

reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.” The SEC states that “possible reserves are those additional reserves that are less certain to be recovered than probable reserves and the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves.” All quantities of reserves within the same reserves category must meet the SEC definitions as noted above.
Estimates of reserves quantities and their associated reserves categories may be revised in the future as additional geoscience or engineering data become available. Furthermore, estimates of reserves quantities and their associated reserves categories may also be revised due to other factors such as changes in economic conditions, results of future operations, effects of regulation by governmental agencies or geopolitical or economic risks as previously noted herein.

    The reserves for the properties included herein were estimated by performance methods, the volumetric method, analogy, or a combination of methods. In certain cases, the reserves attributable to producing wells and/or reservoirs were estimated by performance methods. These performance methods include, but may not be limited to, decline curve analysis, material balance, and/or reservoir simulation which utilized extrapolations of historical production and pressure data available through November 2024 in those cases where such data were considered to be definitive. The data utilized in this analysis were furnished to Ryder Scott by Kosmos and were considered sufficient for the purpose thereof. In other cases, producing reserves were estimated by the volumetric method, analogy, or a combination of methods. These methods were used where there were inadequate historical performance data to establish a definitive trend and where the use of production performance data as a basis for the reserves estimates was considered to be inappropriate. However, available performance data were used to ensure the volumetric parameters in our estimates derived from the volumetric method were appropriate. The reserves for the properties included herein attributable to the non-producing and the undeveloped status categories were estimated by the volumetric method, analogy, or a combination of methods. The volumetric analysis utilized pertinent well and seismic data furnished to Ryder Scott by Kosmos or obtained from public data sources that were available through November 2024. The data utilized from the analogues in conjunction with well and seismic data incorporated into our volumetric analysis were considered sufficient for the purpose thereof.

To estimate economically producible proved oil and gas reserves and related future net cash flows, we consider many factors and assumptions including, but not limited to, the use of reservoir parameters derived from geological, geophysical and engineering data which cannot be measured directly, economic criteria based on current costs and SEC pricing requirements, and forecasts of future production rates. Under the SEC regulations 210.4-10(a)(22)(v) and (26), proved reserves must be anticipated to be economically producible from a given date forward based on existing economic conditions including the prices and costs at which economic producibility from a reservoir is to be determined. While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may increase or decrease from those under existing economic conditions, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

Kosmos has informed us that they have furnished us all of the material accounts, records, geological and engineering data, and reports and other data required for this investigation. In preparing our forecast of future proved production and income, we have relied upon data furnished by Kosmos with respect to property interests owned, contractual terms that govern future net income, production and well tests from examined wells, normal direct costs of operating the wells or leases and all the required facilities such as the FPSO, other costs such as transportation and/or processing fees,
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Kosmos Energy Limited – SEC Parameters
January 27, 2025

recompletion and development costs, development plans, certain abandonment costs after salvage, product prices based on the SEC regulations, adjustments or differentials to product prices, geological structural and isochore maps, well logs, core analyses, and pressure measurements. Ryder Scott reviewed such factual data for its reasonableness; however, we have not conducted an independent verification of the data furnished by Kosmos. We consider the factual data used in this report appropriate and sufficient for the purpose of preparing the estimates of reserves and future net revenues herein.

In summary, we consider the assumptions, data, methods and analytical procedures used in this report appropriate for the purpose hereof, and we have used all such methods and procedures that we consider necessary and appropriate to prepare the estimates of reserves herein. The proved reserves included herein were determined in conformance with the United States Securities and Exchange Commission (SEC) Modernization of Oil and Gas Reporting; Final Rule, including all references to Regulation S-X and Regulation S-K, referred to herein collectively as the “SEC Regulations.” In our opinion, the proved reserves presented in this report comply with the definitions, guidelines and disclosure requirements as required by the SEC regulations.

Future Production Rates

For wells currently on production, our forecasts of future production rates are based on historical performance data. If a decline trend has been established, this trend was used as the basis for estimating future production rates.  If no production decline trend has been established, one of the following occurred:

•future production rates were held constant, or adjusted for the effects of curtailment where appropriate, until a decline in ability to produce was anticipated. An estimated rate of decline was then applied until depletion of the reserves.

•future production rates were projected based on a type well derived from analogy to surrounding historical well production.

•future production rates were based on a combination of historical performance data, volumetric analysis and a numerical simulation model. Future production rates were held constant, or adjusted for the effects of curtailment where appropriate, until a decline in ability to produce was anticipated. An estimated “simulation based decline rate” was then applied until depletion of the reserves.

Test data and other related information were used to estimate the anticipated initial production rates for those wells or locations that are not currently producing. For reserves not yet on production, sales were estimated to commence at an anticipated date furnished by Kosmos. Wells or locations that are not currently producing may start producing earlier or later than anticipated in our estimates due to unforeseen factors causing a change in the timing to initiate production. Such factors may include delays due to weather, the availability of rigs, the sequence of drilling, completing and/or recompleting wells and/or constraints set by regulatory bodies.

The future production rates from wells currently on production or wells or locations that are not currently producing may be more or less than estimated because of changes including, but not limited to, reservoir performance, operating conditions related to surface facilities, compression and artificial
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Kosmos Energy Limited – SEC Parameters
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lift, pipeline capacity and/or operating conditions, producing market demand and/or allowables or other constraints set by regulatory bodies.

Hydrocarbon Prices

The hydrocarbon prices used herein are based on SEC price parameters using the average prices during the 12-month period prior to the “as of date” of this report, determined as the unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements. For hydrocarbon products sold under contract, the contract prices, including fixed and determinable escalations, exclusive of inflation adjustments, were used until expiration of the contract.

These initial SEC hydrocarbon prices were determined using the 12-month average first-day-of-the-month benchmark prices appropriate to the geographic area where the hydrocarbons are sold. These benchmark prices are prior to the adjustments for differentials as described herein. The table below summarizes the “benchmark prices” and “price reference” used for the geographic areas included in the report. Kosmos furnished us with the Heavy Louisiana Sweet price used for the Gulf of Mexico project area. In certain geographic areas, the price reference and benchmark prices may be defined by contractual arrangements.

The product prices that were actually used to determine the future gross revenue for each property reflect adjustments to the benchmark prices for gravity, quality, local conditions, gathering and transportation fees and/or distance from market, NGL processing fees, referred to herein as “differentials.” The differentials used in the preparation of this report were furnished to us by Kosmos. The differentials furnished to us were accepted as factual data and reviewed by us for their reasonableness; however, we have not conducted an independent verification of the data used by Kosmos to determine these differentials.

In addition, the table below summarizes the net volume weighted benchmark prices adjusted for differentials and referred to herein as the “average realized prices.” The average realized prices shown in the table below were determined from the total future gross revenue before production taxes and the total net reserves for the geographic area and presented in accordance with SEC disclosure requirements for each of the geographic areas included in the report.

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Kosmos Energy Limited – SEC Parameters
January 27, 2025

Geographic Area	Product	Price Reference	Average Benchmark Price	Average Realized Price
Africa
Ghana (Greater Jubilee and TEN Project Areas)
	Oil	Brent	$80.42/Bbl	$80.80/Bbl
	Gas	Contract	$3.86/Mcf	$3.86/Mcf
Senegal / Mauritania (Greater Tortue Project Area)
	Condensate	Brent	$80.42/Bbl	$80.42/Bbl
	LNG	(6)	$6.60/MMbtu	$8.19/Mcf
Equatorial Guinea (Ceiba and Okume Project Areas)
	Oil	Brent	$80.42/Bbl	$79.02/Bbl

North America
United States (Gulf of Mexico Project Area)
	Oil	WTI	$75.48/Bbl	$73.45/Bbl
	NGLs	WTI	$75.48/Bbl	$14.92/Bbl
	Gas	Henry Hub	$2.13/MMbtu	$1.97Mcf

6The future LNG prices, as specified by Kosmos, are based on the Sales Purchase Agreement (SPA), which is indexed to Brent crude, with a specified heating value of 1.065 MMbtu/scf.
The effects of derivative instruments designated as price hedges of oil and gas quantities are not reflected in our individual property evaluations.

Costs

Operating costs for the contract areas and wells in this report were furnished by Kosmos and are based on their operating expense reports and include only those costs directly applicable to the contract areas or wells. The operating costs include a portion of general and administrative costs allocated directly to the contract areas and wells. For operated properties, the operating costs include an appropriate level of corporate general administrative and overhead costs. The operating costs for non-operated properties include the COPAS overhead costs that are allocated directly to the leases and wells under terms of operating agreements. Certain gas, oil and condensate processing and handling fees, including compression fees where applicable are included as “Other” and “Ad Valorem Taxes” deductions in the cash flows. The latter are not true ad valorem taxes but represent Kosmos’ throughput fee to Talos for processing and handling of the production volumes from the Tornado field. The separate tracking of this throughput fee in the “Ad Valorem Taxes” column of the cash flows was done at Kosmos’ request. For some Gulf of Mexico Project Area assets, we calculated their operating costs using Lease Operating Statements (LOE) provided by Kosmos. For the remaining assets, the operating costs furnished to us were accepted as factual data and reviewed by us for their reasonableness; however, we have not conducted an independent verification of the operating cost
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Kosmos Energy Limited – SEC Parameters
January 27, 2025

data used by Kosmos. No deduction was made for loan repayments, interest expenses, or exploration and development prepayments that were not charged directly to the contract areas or wells.

Development costs were furnished to us by Kosmos and are based on authorizations for expenditure for the proposed work or actual costs for similar projects. The development costs furnished to us were accepted as factual data and reviewed by us for their reasonableness; however, we have not conducted an independent verification of these costs.

The estimated net cost of abandonment was included for properties where certain abandonment costs were provided by Kosmos. These abandonment costs were accepted without independent verification, and we have made no inspections to determine if any additional abandonment, decommissioning, and/or restoration costs may be necessary in addition to the costs provided by Kosmos and included herein. Kosmos advises that their contractual share of Mississippi Canyon 697/698/741/742 (Big Bend) field, in the Gulf of Mexico Project Area, Plug and Abandonment (P&A) liability is zero.

The proved developed non-producing and undeveloped reserves in this report have been incorporated herein in accordance with Kosmos’ plans to develop these reserves as of December 31, 2024. The implementation of Kosmos’ development plans as presented to us and incorporated herein is subject to the approval process adopted by Kosmos’ management. As the result of our inquiries during the course of preparing this report, Kosmos has informed us that the development activities included herein have been subjected to and received the internal approvals required by Kosmos management at the appropriate local, regional and/or corporate level. In addition to the internal approvals as noted, certain development activities may still be subject to specific partner AFE processes, Joint Operating Agreement (JOA) requirements or other administrative approvals external to Kosmos. Kosmos has provided written documentation supporting their commitment to proceed with the development activities as presented to us. Additionally, Kosmos has informed us that they are not aware of any legal, regulatory or political obstacles that would significantly alter their plans. While these plans could change or evolve from those under existing economic conditions as of December 31, 2024, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

According to Item 1203 (d) of the SEC Regulations, an explanation should be included for the reasons “…why material amounts of proved undeveloped reserves … remain undeveloped for five years or more after disclosure as proved undeveloped reserves.”  A material amount of proved undeveloped reserves in the Greater Tortue Project Area of this report are forecast to be converted to developed status beyond the five-year time frame.  A five-year time frame for converting undeveloped to developed reserves was adopted by the SEC, “unless specific circumstances justify a longer time frame.”  The Greater Tortue Project, a multi-billion dollar investment, is a partnership between BP Mauritania Investments Limited (BPMIL), BP Senegal Investments Limited (BPSIL), Kosmos Energy Mauritania (KEM), Kosmos Energy Investments Senegal Limited (KEISL), La Societe Mauritanienne Des Hydrocarbures et de Patrimione Miner (SMHPM), and La Societe Des Petroles du Senegal (PETROSEN), the last two being the National Oil Companies (NOC) of the governments of the Islamic Republic of Mauritania and the Republic of Senegal, respectively. There are several long lead items including major equipment, pipelines, infrastructure for facilities that include a floating liquefied natural gas (FLNG) vessel, a deep-water floating production storage and offloading (FPSO) facility, and LNG gas processing facilities in a deep offshore environment. First gas production commenced in January 2025. It is Ryder Scott’s opinion that these special circumstances allow for the recognition of proved reserves for locations that will be developed beyond the five-year time frame.
RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Kosmos Energy Limited – SEC Parameters
January 27, 2025

Current costs used by Kosmos were held constant throughout the life of the properties. However, in some contract areas, anticipated changes to operations during the field life-ramp-down, specifically consolidation of activities, reduced well count and/or fluid handling, and other synergies, are projected to result in certain cost reductions.

Standards of Independence and Professional Qualification

Ryder Scott is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1937. Ryder Scott is employee-owned and maintains offices in Houston, Texas; Denver, Colorado; and Calgary, Alberta, Canada. We have approximately eighty engineers and geoscientists on our permanent staff. By virtue of the size of our firm and the large number of clients for which we provide services, no single client or job represents a material portion of our annual revenue. We do not serve as officers or directors of any privately-owned or publicly-traded oil and gas company and are separate and independent from the operating and investment decision-making process of our clients. This allows us to bring the highest level of independence and objectivity to each engagement for our services.

Ryder Scott actively participates in industry-related professional societies and organizes an annual public forum focused on the subject of reserves evaluations and SEC regulations. Many of our staff have authored or co-authored technical papers on the subject of reserves related topics. We encourage our staff to maintain and enhance their professional skills by actively participating in ongoing continuing education.

Prior to becoming an officer of the Company, Ryder Scott requires that staff engineers and geoscientists receive professional accreditation in the form of a registered or certified professional engineer’s license or a registered or certified professional geoscientist’s license, or the equivalent thereof, from an appropriate governmental authority or a recognized self-regulating professional organization. Regulating agencies require that, in order to maintain active status, a certain amount of continuing education hours be completed annually, including an hour of ethics training. Ryder Scott fully supports this technical and ethics training with our internal requirement mentioned above.

We are independent petroleum engineers with respect to Kosmos Energy Limited. Neither we nor any of our employees have any financial interest in the subject properties and neither the employment to do this work nor the compensation is contingent on our estimates of reserves for the properties which were reviewed.

The results of this study, presented herein, are based on technical analyses conducted by teams of geoscientists and engineers from Ryder Scott. The professional qualifications of the undersigned, the technical person primarily responsible for overseeing, reviewing and approving the evaluation of the reserves information discussed in this report, are included as an attachment to this letter.

Terms of Usage

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Kosmos Energy Limited – SEC Parameters
January 27, 2025

The results of our third party study, presented in report form herein, were prepared in accordance with the disclosure requirements set forth in the SEC regulations and intended for public disclosure as an exhibit in filings made with the SEC by Kosmos.

Kosmos makes periodic filings on Form 10-K with the SEC under the 1934 Exchange Act. Furthermore, Kosmos has certain registration statements filed with the SEC under the 1933 Securities Act into which any subsequently filed Form 10-K is incorporated by reference. We have consented to the incorporation by reference in the registration statements on Forms S-3 and S-8 of Kosmos Energy Limited of the references to our name as well as to the references to our third party report for Kosmos Energy Limited, which appears in the December 31, 2024 annual report on Form 10-K of Kosmos Energy Limited. Our written consent for such use is included as a separate exhibit to the filings made with the SEC by Kosmos Energy Limited.

We have provided Kosmos with a digital copy of the original signed document retained in our files. In the event there are any differences between the digital copy included in filings made by Kosmos and the original signed document, the original signed document shall control and supersede the digital copy.

The data and work papers used in the preparation of this report are available for examination by authorized parties in our offices. Please contact us if we can be of further service.

Very truly yours,

RYDER SCOTT COMPANY, L.P.
TBPELS Firm Registration No. F-1580

/s/ Tosin Famurewa

Tosin Famurewa, P.E., S.P.E.C.
TBPELS License No. 100569
Executive Vice President / Director    [SEAL]

        /s/ Amara N. Okafor

Amara N. Okafor, P.E.
TBPELS License No. 113166
        Senior Vice President         [SEAL]

TF-ANO (DRO)/pl
RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Professional Qualifications of Primary Technical Person

The conclusions presented in this report are the result of technical analysis conducted by teams of geoscientists and engineers from Ryder Scott Company, L.P. (Ryder Scott). Tosin Famurewa was the primary technical person responsible for overseeing the estimate of the reserves, future production and income prepared by Ryder Scott presented herein.

Mr. Famurewa, an employee of Ryder Scott since 2006, currently serves as the Executive Vice President and a member of the Board of Directors. He is responsible for executive management and supervising staff and client relations of the company. Before joining Ryder Scott, Mr. Famurewa served in a number of engineering and management positions with Chevron and Texaco. For more information regarding Mr. Famurewa’s geographic and job specific experience, please refer to Ryder Scott’s website at www.ryderscott.com/Employees.

Mr. Famurewa earned double Bachelor of Science degrees in Chemical Engineering and Material Science and Engineering from University of California at Berkeley in 2000 and a Master of Science degree in Petroleum Engineering from University of Southern California in 2007. He is a licensed Professional Engineer (P.E.) in the State of Texas and a SPE Certified Petroleum Engineer (S.P.E.C.). He is also a licensed professional with the Financial Reporting Council of Nigeria (FRCN). Mr. Famurewa is also a member of the Society of Petroleum Engineers (SPE) and the Society of Petroleum Evaluation Engineers (SPEE). He also maintains active memberships with the World Affairs Council and the Committee on Foreign Relations.

In addition to gaining experience and competency through prior work experience, the Texas Board of Professional Engineers requires a minimum of fifteen hours of continuing education annually, including at least one hour in the area of professional ethics, which Mr. Famurewa fulfills. Mr. Famurewa is a regular speaker on reserve related topics at the annual Sub-Saharan Africa Oil and Gas Conference in Houston, Texas USA.

Based on his educational background, professional training and more than 22 years of practical experience in the estimation and evaluation of petroleum reserves, Mr. Famurewa has attained the professional qualifications as a Reserves Estimator and Reserves Auditor as set forth in Article III of the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” promulgated by the Society of Petroleum Engineers as of June 2019.

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

PETROLEUM RESERVES DEFINITIONS

As Adapted From:
RULE 4-10(a) of REGULATION S-X PART 210
UNITED STATES SECURITIES AND EXCHANGE COMMISSION (SEC)

PREAMBLE

On January 14, 2009, the United States Securities and Exchange Commission (SEC) published the “Modernization of Oil and Gas Reporting; Final Rule” in the Federal Register of National Archives and Records Administration (NARA). The “Modernization of Oil and Gas Reporting; Final Rule” includes revisions and additions to the definition section in Rule 4-10 of Regulation S-X, revisions and additions to the oil and gas reporting requirements in Regulation S-K, and amends and codifies Industry Guide 2 in Regulation S-K. The “Modernization of Oil and Gas Reporting; Final Rule”, including all references to Regulation S-X and Regulation S-K, shall be referred to herein collectively as the “SEC regulations”. The SEC regulations take effect for all filings made with the United States Securities and Exchange Commission as of December 31, 2009, or after January 1, 2010. Reference should be made to the full text under Title 17, Code of Federal Regulations, Regulation S-X Part 210, Rule 4-10(a) for the complete definitions (direct passages excerpted in part or wholly from the aforementioned SEC document are denoted in italics herein).

Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. All reserve estimates involve an assessment of the uncertainty relating the likelihood that the actual remaining quantities recovered will be greater or less than the estimated quantities determined as of the date the estimate is made. The uncertainty depends chiefly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty in their recoverability. Under the SEC regulations as of December 31, 2009, or after January 1, 2010, a company may optionally disclose estimated quantities of probable or possible oil and gas reserves in documents publicly filed with the SEC. The SEC regulations continue to prohibit disclosure of estimates of oil and gas resources other than reserves and any estimated values of such resources in any document publicly filed with the SEC unless such information is required to be disclosed in the document by foreign or state law as noted in §229.1202 Instruction to Item 1202.

Reserves estimates will generally be revised only as additional geologic or engineering data become available or as economic conditions change.

Reserves may be attributed to either natural energy or improved recovery methods. Improved recovery methods include all methods for supplementing natural energy or altering natural forces in the reservoir to increase ultimate recovery. Examples of such methods are pressure maintenance, natural gas cycling, waterflooding, thermal methods, chemical flooding, and the use of miscible and immiscible
RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

PETROLEUM RESERVES DEFINITIONS

displacement fluids. Other improved recovery methods may be developed in the future as petroleum technology continues to evolve.

Reserves may be attributed to either conventional or unconventional petroleum accumulations. Petroleum accumulations are considered as either conventional or unconventional based on the nature of their in-place characteristics, extraction method applied, or degree of processing prior to sale. Examples of unconventional petroleum accumulations include coalbed or coalseam methane (CBM/CSM), basin-centered gas, shale gas, gas hydrates, natural bitumen and oil shale deposits. These unconventional accumulations may require specialized extraction technology and/or significant processing prior to sale.

Reserves do not include quantities of petroleum being held in inventory.

Because of the differences in uncertainty, caution should be exercised when aggregating quantities of petroleum from different reserves categories.

RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §210.4-10(a)(26) defines reserves as follows:

Reserves. Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.

Note to paragraph (a)(26): Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).

PROVED RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §210.4-10(a)(22) defines proved oil and gas reserves as follows:

Proved oil and gas reserves. Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.
RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

PETROLEUM RESERVES DEFINITIONS

(i) The area of the reservoir considered as proved includes:

(A) The area identified by drilling and limited by fluid contacts, if any, and

(B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.
(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:
(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and

(B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

PETROLEUM RESERVES STATUS DEFINITIONS AND GUIDELINES

As Adapted From:
RULE 4-10(a) of REGULATION S-X PART 210
UNITED STATES SECURITIES AND EXCHANGE COMMISSION (SEC)

and

2018 PETROLEUM RESOURCES MANAGEMENT SYSTEM (SPE-PRMS)
Sponsored and Approved by:
SOCIETY OF PETROLEUM ENGINEERS (SPE)
WORLD PETROLEUM COUNCIL (WPC)
AMERICAN ASSOCIATION OF PETROLEUM GEOLOGISTS (AAPG)
SOCIETY OF PETROLEUM EVALUATION ENGINEERS (SPEE)
SOCIETY OF EXPLORATION GEOPHYSICISTS (SEG)
SOCIETY OF PETROPHYSICISTS AND WELL LOG ANALYSTS (SPWLA)
EUROPEAN ASSOCIATION OF GEOSCIENTISTS & ENGINEERS (EAGE)

Reserves status categories define the development and producing status of wells and reservoirs. Reference should be made to Title 17, Code of Federal Regulations, Regulation S-X Part 210, Rule 4-10(a) and the SPE-PRMS as the following reserves status definitions are based on excerpts from the original documents (direct passages excerpted from the aforementioned SEC and SPE-PRMS documents are denoted in italics herein).

DEVELOPED RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §210.4-10(a)(6) defines developed oil and gas reserves as follows:

Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Developed Producing (SPE-PRMS Definitions)

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

PETROLEUM RESERVES STATUS DEFINITIONS AND GUIDELINES

While not a requirement for disclosure under the SEC regulations, developed oil and gas reserves may be further sub-classified according to the guidance contained in the SPE-PRMS as Producing or Non-Producing.

Developed Producing Reserves
Developed Producing Reserves are expected quantities to be recovered from completion intervals that are open and producing at the effective date of the estimate.

Improved recovery reserves are considered producing only after the improved recovery project is in operation.

Developed Non-Producing
Developed Non-Producing Reserves include shut-in and behind-pipe Reserves.

Shut-In
Shut-in Reserves are expected to be recovered from:
(1)completion intervals that are open at the time of the estimate but which have not yet started producing;
(2)wells which were shut-in for market conditions or pipeline connections; or
(3)wells not capable of production for mechanical reasons.

Behind-Pipe
Behind-pipe Reserves are expected to be recovered from zones in existing wells that will require additional completion work or future re-completion before start of production with minor cost to access these reserves.

In all cases, production can be initiated or restored with relatively low expenditure compared to the cost of drilling a new well.

UNDEVELOPED RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §210.4-10(a)(31) defines undeveloped oil and gas reserves as follows:

Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i)Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery
RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

PETROLEUM RESERVES STATUS DEFINITIONS AND GUIDELINES

technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in paragraph (a)(2) of this section, or by other evidence using reliable technology establishing reasonable certainty.

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS